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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No.    *)

                                BEC Group, Inc.
                               (Name of Issuer)

                         Common Stock, $.01 Par Value
                        (Title of Class of Securities)

                                  05538A 10 7
                                (CUSIP Number)

         Kane Kessler, P.C., 1350 Avenue of the Americas - 26th Floor,
 New York, New York 10019 - Attention: Robert L. Lawrence, Esq. (212) 541-6222
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communication)

                                  May 3, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D

     CUSIP No. 05538A 10 7                                    Page 1 of 5 Pages

      1    NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Warren B. Kanders

      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                                  (b)  / /

      3    SEC USE ONLY

      4    SOURCE OF FUNDS*
           PF

      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     / /

      6    CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

         NUMBER       7    SOLE VOTING POWER
           OF              1,154,105
         SHARES
      BENEFICIALLY    8    SHARED VOTING POWER
         OWNED             -0-
           BY
          EACH        9    SOLE DISPOSITIVE POWER
       REPORTING           1,154,105
         PERSON
          WITH        10   SHARED DISPOSITIVE POWER
                           -0-

      11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,154,105

      12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                             / /

      13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           Approximately 6.6 percent

      14   TYPE OF REPORTING PERSON*
           IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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Information contained in this statement on Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.

Item 1.   Security and Issuer.

          (i) Name and Issuer: BEC Group, Inc. (hereinafter referred to as the "Company" or "Issuer").

         (ii)  Address of Issuer:  555 Theodore Fremd Avenue, Rye,
               New York 10580.

        (iii) Title of Class of Equity Securities to which this Statement relates: Common Stock, $.01 par value
               (the "Common Stock").

         (iv)  Name and Address of Principal Executive Offices of
               Issuer:

               555 Theodore Fremd Avenue
               Rye, New York 10580

Item 2.   Identity and Background.

          This Statement is being filed by Warren B. Kanders. Mr. Kanders' business address is c/o Kanders Florida
          Holdings, Inc., 85 Nassau Place, Yulee, Florida  32097.
          Mr. Kanders' present principal occupation is that of a private investor.

          Mr. Kanders has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Kanders has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Benson Eyecare Corporation, a Delaware corporation ("Benson"), entered into an Agreement and Plan of Merger (as amended, the "Merger Agreement"), dated as of February 11, 1996, with Essilor International, S.A., a French limited liability company ("Essilor"), Essilor of America, Inc. ("Essilor America"), and Essilor Acquisition Corporation ("Essilor Sub"), (together, the "Acquiring Parties"), pursuant to which Essilor America agreed to acquire Benson through the merger (the "Merger") of Essilor Sub, with and into Benson on the

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          terms described therein.  The Merger was consummated on
          May 3, 1996. Prior to the Merger all of the businesses, assets and liabilities of Benson's non prescription eyewear and optics related businesses were transferred to a wholly owned subsidiary of Benson, BEC Group, Inc., a Delaware corporation. In exchange for all of the issued and outstanding shares of Benson common stock, $.01 par value per share (the "Benson Common Stock"), as of the effective time of the Merger (the "Effective Time"), the stockholders of Benson, received for their Benson Common Stock held at the Effective Time (i) the right to receive $6.60 in cash per share of Benson Common Stock and (ii) one share of the common stock of the Company, par value $.01 per share (the "Common Stock") for every two shares of Benson Common Stock. As a result of the consummation of the foregoing transactions, Mr. Kanders received cash and 912,605 shares of Common Stock in exchange for 1,825,210 shares of Benson Common Stock held by Mr. Kanders prior to the Effective Time.

          In addition, Mr. Kanders engaged in the following transactions, which were effected through ordinary broker transactions on the New York Stock Exchange:

          Date                Transaction         Price Per Share
          ----                -----------         ---------------
          5-6-96         Bought 150,000 shares         $5.98
          5-6-96         Bought   6,000 shares         $5.81
          5-8-96         Bought  17,500 shares         $5.81
          5-8-96         Bought  18,000 shares         $5.81
          5-10-96        Bought  25,000 shares         $6.55
          5-10-96        Bought  25,000 shares         $6.56

Item 4.   Purpose of Transaction.

          The acquisition of the 1,154,105 shares of Common Stock by Mr. Kanders, is for investment purposes only, although Mr. Kanders reserves the right to transfer or sell all or any portion of such shares of Common Stock to a third person. Mr. Kanders reserves the right in the future to take or propose such action as he deems appropriate regarding his shares of Common Stock, including any actions of the type specified under Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) Mr. Kanders beneficially owns 1,154,105 shares of Common Stock of the Company which constitutes approximately 6.6% of the Company's outstanding shares of Common Stock. This number of shares

                                      -2-

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               excludes 12,300 shares owned by the Warren B.
               Kanders Foundation, Inc., a Not-for-Profit corporation (the "Foundation"), and 21,512 shares owned by the Warren B. Kanders 1995 Charitable Remainder Unitrust (the "Unitrust"), as to which shares Mr. Kanders disclaims beneficial ownership.

          (b) Mr. Kanders has the sole power to vote and the sole power to dispose of the 1,154,105 shares of Common
               Stock of the Issuer that he beneficially owns.

          (c) See Item 3 herein. In addition, on May 6, 1996, each of the Foundation and the Unitrust sold 25,000 shares at $5.63 per share through ordinary broker effected transactions.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6 - Contracts, Arrangements or Understandings with respect to Securities of the Issuer.

          On May 26, 1995, Mr. Kanders entered into a Pledge Agreement (the "Agreement") with NationsBank N.A. (Carolinas) (the "Bank), to secure a loan from the Bank to Mr. Kanders. Pursuant to the terms of the Agreement, as security for the repayment of the loan to the Bank, Mr. Kanders has pledged to the Bank approximately 550,000 shares of the Common Stock of the Issuer owned by Mr. Kanders (which represents approximately 3.2% of the Company's issued and outstanding shares). It is Mr. Kanders' present intention to hypothecate up to all of his shares of the Company's Common Stock which are eligible for such purpose, with either a commercial bank or a broker/dealer firm.

Item 7.   Material to Be Filed as Exhibits

          None

                                      -3-
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 1996                          /s/ Warren B. Kanders
                                      Warren B. Kanders